FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For August, 2004

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: August 10, 2004                                                                                                                            By: s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101- 6th Avenue SW Calgary, AB T2P 3P4 Phone (403) 264-6161 Fax (403) 266-3069
Gentry Announces Major Acquisition in Princess and Bantry Areas of Alberta

Calgary, Alberta, August 10, 2004 - Gentry Resources Ltd. ("Gentry") is pleased to announce that it has entered into an agreement with a major oil and gas royalty trust (the “Trust”) to acquire certain strategic oil and natural gas interests in the Princess and Bantry areas of southern Alberta for a total consideration of $16.25 million.  The transaction has an effective date of June 1, 2004 and is expected to close on or before August 31, 2004.

Gentry is acquiring approximately 275 boe/d of high quality production and reserves, the bulk of which is currently operated by Gentry. As a result of this transaction, Gentry will control 100% of its Nisku gas pool and all the surrounding acreage in the Princess area.  In addition, Gentry will control approximately 50% of its recently discovered Pekisko oil pool and associated gas as well as all the surrounding acreage in the Princess area. Total production being acquired is weighted approximately 36% to crude oil and natural gas liquids and 64% to natural gas.

In addition to the production, Gentry is also acquiring a major undeveloped contiguous land base which will solidify Gentry’s position as one of the key players in this highly prospective core area. Gentry has acquired interests in 155 sections of land (99,200 acres) with an average working interest of 77% which equates to 120 net sections (76,800 acres).  The acreage being acquired in this transaction is “Grant Land” and as such has no expiration of the mineral rights for lands that are not on production.

These lands, in Gentry’s opinion, have been vastly under-explored with limited capital employed over the last few decades.  They will provide significant opportunities for Gentry to replicate its successes at Princess by employing exploration techniques developed by the Company in this core area.

The acquisition can be divided into two areas within the Company’s greater Princess core area, namely the Bantry area and the Princess area.

Bantry

The Bantry lands to be acquired total 124 sections of land, of which the Company owns an average of 75% or 93 net sections (59,520 net acres).  The mineral interests held on these lands are below the basal Mannville, or all rights below the Cretaceous-aged sediments.  There is currently no production or reserves that will accrue to the Company as a result of this portion of the transaction; the Bantry lands will be a pure exploration area.  The Company’s main focus in these lands will be the Pekisko formation of Mississippian age with the secondary target in the Devonian-aged Nisku formation.  The Company has already enjoyed considerable success exploring for reserves trapped in these formations in its adjoining lands. These lands will be encumbered by a GORR interest in favor of the Trust.

Princess

The Princess lands to be acquired comprise approximately 31 sections of land, of which the Company controls an average of 86% or 27 net sections (17,280 net acres). Similar to Bantry, the mineral rights included in the Princess area are rights below the base Mannville or all rights below the Cretaceous-aged sediments. These lands will also be encumbered by a GORR in favor of the Trust. The 275 boe/d being acquired from the Trust is primarily production operated by Gentry and consists of Nisku gas and Pekisko oil production.

A significant component of the transaction is an arrangement entered into between Gentry and the Trust which contemplates the expansion of existing infrastructure and facilities in the Princess area. This arrangement will eventually result in much improved netbacks and earlier onstream dates for both parties. The agreement contemplates both parties being working interest owners in the development of facilities, gathering lines and related infrastructure.

The acquired properties have extensive 2D and 3D seismic data which was previously shot over the region in the late 1990’s and early 2000. Gentry will have access to all the seismic data directly relating to the assets for a five year period.

The Company is currently producing 2,500 boe/d.  With production from this acquisition, along with additional tie-ins, added capacity and further drilling programs, the Company views its exit production target of 3,000 boe/d as readily attainable.

Commensurate with this transaction the Company has also completed two large industry farm-in agreements in two of its core areas with two other Royalty Trust companies. Exploration in the form of drilling and 3D seismic programs is currently being undertaken in both of these core areas. Through these successful farm-in transactions, coupled with related crown land sale acquisitions, Gentry’s undeveloped land holdings have increased significantly.

The opportunities identified in these acquisitions not only increases the number of drillable prospects within the Company, but should result in Gentry significantly enhancing its production volumes through 2005 and 2006.

Gentry has approximately 33,873,753 common shares issued and outstanding.  The shares trade on the Toronto Stock Exchange under the symbol “GNY”.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

(403) 264-6161

R. Gordon McKay, Chief Operating Officer

(403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

TSX Symbol:  GNY